July 23, 2008

Mr. Andrew K.W.
Powell 2232 Corson
Lane New Hope, PA
18938

Dear Andrew:

ImClone Systems Incorporated (ImClone Systems) is pleased to offer you the position of Senior Vice President, General Counsel reporting to John Johnson, Chief Executive Officer. The following will summarize the compensation and benefits for this position:

Salary:	Your bi-weekly base salary (annualized at $365,000) will be $14,038.46.

Equity:	Participation in ImClone Systems’ Stock Option Plan with a grant to you of 60,000 stock options vesting equally over four (4) years. Pursuant to the Stock Option Plan, the exercise price of the options is determined by the closing price of the stock on the date your employment commences with the Company.

Your grant will be in accordance with the 2006 Stock Incentive Plan of ImClone Systems, including the change in control provision section in Article XI of the Plan; provided, however, that such change in control provision shall only apply if you are terminated pursuant to an acquisition of ImClone Systems and not offered a reasonably comparable position.

Annual Bonus:	You are eligible to receive an annualized bonus for 2008. Bonuses are granted at the discretion of the Board of Directors and are based on factors that include, but are not limited to, the financial performance of the Company, as well as the performance of the individual employee. The current target bonus range for your position is 38 to 43 percent.

Benefits:	You are eligible to participate in ImClone Systems’ comprehensive health plan including major medical, hospitalization, dental and vision insurance through the Company’s health insurance provider, which at this time is Aetna.

Short-term and Long-term Disability insurance.

Life Insurance in the amount of two-times your annual salary, up to a maximum of $400,000. You may purchase up to five-times your annual salary, to a maximum of $500,000 by participating in our Voluntary Life Insurance program.

You are eligible to participate in the 401(k) Employee Savings Plan.

You are eligible to participate in the Employee Stock Purchase Plan (ESPP).

One-hundred sixty (160) hours of vacation time (prorated in your first year), subject to the terms and conditions of ImClone Systems’ Vacation Policy.

This offer is contingent upon the satisfactory completion of ImClone Systems’ background check including, but not limited to, your references, verification of past employment, education verification and criminal record background check. You will receive an e-mail from ImClone Systems asking you to complete the questionnaire so that we may conduct the background check. In addition to completing the background check, you will need to sign and return one copy of this letter in the envelope provided, or by faxing to (908) 704-1772, within five (5) business days of receipt.

Please contact me at (908) 541-8009 to arrange a mutually convenient start date or if you have any questions. We look forward to the exciting progress and success in the years ahead for both you and the Company.

Sincerely,	Agreed & Accepted By:

/s/ David M. Schloss	/s/ Andrew K.W. Powell
David M. Schloss	Andrew K.W. Powell	Date
Vice President, Human Resources

Enclosure

cc:	John Johnson David Garber